March 2, 2010

Brent J. Berdall
Chief Financial Officer
Washington Federal, Inc.
425 Pike Street
Seattle, Washington 98101

Re. Washington Federal, Inc.
    Form 10-K for September 30, 2009
    File Number 0-25454

Dear Mr. Berdall:

    We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Exhibit 13 – Annual Report 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality and Allowance for Loan Losses, pages 6-7

1. We note that the amount of impaired loans without an allowance increased 496% from $35,784 at September 30, 2008 to $213,274 at September 30, 2009 and then increased 33% to $283,087 at 12/31/09. The general allowance related to these loans increased modestly to 5.6% from $56,303 at September 30, 2008 to $59,461 at September 30, 2009 and then increased 26% to $75,152 at December 31, 2009. Tell us and revise future filings to discuss the reasons why your general allowance as a

percentage of the total allowance has declined and specifically why your general allowance related to these loans has not proportionally followed the levels of your impaired loans without an allowance. If you have a significant amount of loans measured for impairment based on the collateral value, please disclose the following:

- How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;
- Whether you make any adjustments to the appraisals and why;
- Type of appraisals, such as "retail value" or "as is value";
- How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;
- Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;
- Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;
- How you determine the amount to charge-off; and
- In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for those loans.

Provide us with your proposed disclosures.

Notes to the Financial Statements

Note A - Summary of Significant Accounting Policies
Intangible Assets, page 20

2. Please tell us and revise future filings to expand your goodwill accounting policy to disclose your policy regarding testing for impairment between annual tests if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. In addition, tell us how you have considered the evaluation of the company's goodwill as a critical accounting policy.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

3. We note your disclosure on page 19 that the level of non-accrual restructured loans has increased from $19,660 at September 30, 2009 to $30,053 at December 31, 2009. Please tell us the composition of these non-accrual restructured loans by loan type. Tell us and disclose in future filings how modifications impact the timing of the recording of the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology. In addition, discuss how the level of re-defaults of the loan modifications performed thus far is factored into your allowance for loan losses.

4. Reference is made to the table of the Allocation of the Allowance for Loan Losses appearing on page 20. The staff notes that although single-family residential loans make up approximately 72% of the total loan balance, the allocation of the allowance to this loan type is 13% and 11% as of December 30, 2009 and September 30, 2009, respectively, down from 20% at September 30, 2008. We further note that the coverage ratio - the allowance allocated to the single-family residential portfolio as a percentage of nonaccrual single-family loans - declined from 0.45 at September 30, 2008 to 0.16 at September 30, 2009 before increasing to 0.18 at December 31, 2009. Tell us and expand future filings to disclose the reasons for the decline in this ratio in the periods presented and explain any trends or changes in credit quality in the single-family residential loan portfolio that impacted the reserves allocated to this pool of loans.

Proxy Statement

Role of the Compensation Committee, page 17

5. Please revise your disclosure in future filings to disclose the members of any peer group used by the Compensation Committee to benchmark compensation levels. Alternatively please explain how you determined that the use of the peer groups that you discuss on page 18 does not constitute benchmarking. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Annual Incentive Compensation, page 19

6. You appear to be using targets to award compensation, for example, as described in the next to last sentence of the first paragraph. In future filings please provide the actual targets and the company's performance and explain how those targets resulted in the incentive compensation awarded to the named executive officers. This information should be provided whether the targets were met or not. If you did not disclose the performance targets because you believed that disclosure of the historical targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion, or confirm that you will disclose the targets in future filings. If you choose to provide a competitive harm analysis, your analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

7. In your next filing containing a Compensation Discussion and Analysis section, please expand your discussion to identify the specific reasons for any exercise of discretion by the Compensation Committee. For example, please explain how the Committee determined to award the performance bonus to Mr. Whitehead and how it selected the amount of the award. Similarly, please discuss how the committee determined the award amounts for the equity compensation paid to the named executives.

Potential Payments Upon Termination of Change in Control, page 27

8. In future filings, revise this section to discuss all payments that could be made to executive officers upon the termination of their employment. Discuss any changes in the value of the payments due to the fact that a named executive's employment was terminated as a result of voluntary or involuntary separation. Similarly, please disclose any differences in payments if the named executive were terminated for cause or not for cause. Please refer to Item 402(j) of Regulation S-K.

Related Person Transactions, page 30

9. We note the disclosure that banking transactions with related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with "non-affiliated persons." Please confirm, and revise future filings to

disclose, if true, that any loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with <u>persons not related to the lender</u>. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Christina Harley, Staff Accountant, at 202-551-3695, or to David Irving, Staff Accountant, at 202-551-3321. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: Brent J. Berdall
          FAX number 206-777-8341